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                                                                Exhibit (a) (17)

[BUILDING ONE LOGO APPEARS HERE]                                   PRESS RELEASE

For immediate release  May 11, 1999                      Release No.    99-013

BUILDING ONE SERVICES CORPORATION
(NASDAQ - "BOSS")                       Company
                                        Contact:        Tim Clayton
                                                        Building One Services
                                                        Corporation
                                                        202-261-6000
                                                        tclayton@buyr.com
                                        Media
                                        Contact:        Bill Snethen
                                                        RMR & Associates
                                                        301-217-0009 ext. 34
                                                        bsnethen@rmr.com


                  BUILDING ONE SERVICES CORPORATION ANNOUNCES
                         FINAL RESULTS OF TENDER OFFER

Washington, DC (May 11, 1999) Building One Services Corporation (NASDAQ: BOSS) announced today the final results of its tender offer that expired at 11:59 p.m., New York City time, on April 29, 1999. Pursuant to the tender offer, the Company has purchased 24,618,856 of its outstanding shares of common stock at a purchase price of $22.50 per share and 881,144 shares underlying stock options at a purchase price of $22.50 per share less the applicable exercise price of the options. After giving effect to guaranteed deliveries, stockholders validly tendered for purchase in the tender offer 43,110,835 shares of the Company's outstanding common stock and 1,481,705 shares underlying employee stock options. Giving effect to the tender offer, the Company had 21,688,517 shares of common stock outstanding.

As a result of an oversubscription in the tender offer, the percentage of shares purchased from each tendering stockholder was 59.46829% of the amount tendered, subject to certain exceptions set forth in the tender offer documents. Payment for the outstanding shares purchased by the Company is commencing today. All shares not purchased due to proration will be promptly returned to the tendering stockholders.

Building One Services Corporation is a leader in the facilities services industry and has a corporate goal of becoming a national single-source provider of facilities services.

Facility services companies provide many products and services needed for the routine operation and maintenance of a building. Building One currently has annualized revenues of approximately $1.5 billion and has operations in the electrical, mechanical and janitorial segments of the facilities services industry.